UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 thereunder

GoEnergy, Inc.
(Exact name of registrant as specified in its corporate charter)

000-33383
(Commission File No.)

Delaware	98-0357690
(State of Incorporation)	(IRS Employer Identification No.)

1010 Avenue of the Americas, Suite 302
New York, NY 10018
(Address of principal executive offices)

310-600-8757
(Registrant’s telephone number)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

GoENERGY, INC.

1010 AVENUE OF THE AMERICAS, SUITE 302
NEW YORK, NY 10018

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about December 20, 2010 to the holders of record at the close of business on December 15, 2010 (the “Record Date”) of the shares of common stock, par value $0.0001 per share (the “Common Stock”), of GoEnergy, Inc., a Delaware corporation (the “Company”), in connection with the change of control and composition of the board of directors of the Company (the “Board”) as contemplated by a share purchase and share exchange agreement, dated December 6, 2010 (the “Share Exchange Agreement”), by and among the Company, Strato Malamas, the majority stockholder of the Company, Kick the Can Corp., a Nevada corporation (“KTC Corp.”), Kicking the Can, L.L.C., a Delaware limited liability company and the majority shareholder of KTC Corp. (“KTC LLC”), and the other shareholders of KTC Corp. who are signatories thereto (together with KTC LLC, the “KTC Corp. Shareholders”).  Except as otherwise indicated by the context of this Information Statement, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to GoEnergy, Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

A copy of the Share Exchange Agreement has been filed with the U.S. Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on November 16, 2010.

On the Record Date, 34,687,735 shares of Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S
STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On November 5, 2010, we entered into the Share Exchange Agreement, pursuant to which we acquired all of the issued and outstanding shares of the capital stock of KTC Corp. from the KTC Corp. Shareholders in exchange for an aggregate of 33,430,107 shares of Common Stock, representing 95.5% of the issued and outstanding equity interest and voting rights of the Company. The signing of the Share Exchange Agreement and the transactions contemplated thereby resulted in a change of control of the Company.

On the Closing Date, Mr. Terry Fields submitted his resignation from our Board and appointed Mr. Gareb Shamus to our Board. Mr. Fields’ resignation will become effective on the 10th day following the mailing of this Information Statement to our stockholders (the “Effective Date”).

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, did not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date hereof with respect to the beneficial ownership of the outstanding shares of our Common Stock by (i) our officers and directors; (ii) each person known by us to beneficially own five percent (5%) or more of our outstanding shares; and (iii) our officers and directors as a group.

Name and Address of Beneficial Owner(3)	Shares of Common Stock Beneficially Owned(1)	Percentage Ownership (%)(2)

Directors and Officers
Gareb Shamus(4) President and Chief Executive Officer	0	0

Terry Fields(5) Director	0	0
All officers and directors as a group (2 persons named above)	0	0

5% Beneficial Owners
Kicking the Can, L.L.C. (4)	19,437,265	56.03

Knie, Robert	2,400,000	6.92

The David Rosenberg Irrevocable Trust(6)	2,150,000	6.20

Weisblum, Eric	1,950,000	5.62

(1)
Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise, has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days.

(2)	Based on 34,687,735 shares of Common Stock issued and outstanding as of the date hereof.
(3)	Unless otherwise stated, the address of such person is c/o GoEnergy, Inc., 1010 Avenue of the Americas, Suite 302, New York, NY 10018.
(4)
Gareb Shamus is the Managing Member of Kicking the Can, L.L.C. and may as such be deemed to “beneficially own” the shares owned by Kicking the Can, L.L.C. Mr. Shamus, however, disclaims beneficial ownership of all such shares.

(5)	Mr. Fields is the Company’s former President, CEO, CFO and Secretary. Mr. Fields resigned from his position on the board of directors, such resignation to become effective on the Effective Date.
(6)	The beneficiary of the Trust is Natalie Schlossberg and the trustee is Mitch Schlossberg, the son of Natalie Schlossberg.

Changes in Control

There are currently no arrangements which may result in a change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our Board consisted of one member, Mr. Terry Fields, who was elected to serve until his successor was duly elected and qualified.  Mr. Fields has submitted his letter of resignation and Mr. Gareb Shamus has been appointed to our Board. Mr. Field’s resignation and the appointment of Mr. Shamus to the Board will become effective on the Effective Date. On the Closing Date, our Board also appointed the new executive officers as listed below.

Directors and Executive Officers

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

Name	Age	Position

Gareb Shamus	41	President, CEO and Chairman

Terry Fields(1)	67	Director

(1)	Former President, CEO and Secretary prior to December 7, 2010, former CFO prior to December 18, 2010 and current director until the Effective Date.

Terry Fields, age 67, Director

Mr. Fields recently resigned from all of his officer positions with the Company.  His resignation from the Board will become effective on the Effective Date.  Mr. Fields was the former President and Director of Yankee Hat Minerals from 2007 to 2009, and President of Liberty Silver from November 2009 until April 2010.  Mr. Fields currently serves as a Director and President of First Pursuit Ventures, Willow Creek Enterprises, Daulton Capital Corp. and as a Director of Meadow bay Capital Corp. Mr. Fields graduated from UCLA with a Bachelor of Science Degree and from the University of Loyola Law School with a Juris Doctor.  He has been a member of the California State Bar for over forty years.

Gareb Shamus, age 41, President, CEO and Chairman

Gareb Shamus has been our President, CEO and Chairman since the consummation of the Share Exchange.  Prior to joining our Company, Mr. Shamus founded in 1991 Wizard Entertainment, where he is currently President, CEO and Chairman.  He is also President, CEO and Chairman of Wizard Conventions, a wholly owned subsidiary of Wizard Entertainment.  In addition, Mr. Shamus is the managing member of Kicking the Can, L.L.C., our majority shareholder as of the consummation of the Share Exchange.  Furthermore, Mr. Shamus co-founded in 2009, and is a director of, PGM Media, LLC, which produces an online newsletter called GeekChicDaily.com.  Mr. Shamus earned a Bachelor of Arts in Economics and graduated magna cum laude from the State University of New York at Albany.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Transactions with Related Persons

Gareb Shamus, our President, CEO and Chairman, is also the President, CEO and Chairman of Wizard Entertainment.  Wizard Entertainment owns Wizard magazine, FunFare magazine, ToyFare magazine and www.wizardworld.com.  We promote our conventions in Wizard magazine, FunFare magazine and ToyFare magazine and on www.wizardworld.com through an informal arrangement with Wizard Entertainment.  Further, we are currently receiving the services of the personnel of Wizard Entertainment and Wizard Conventions, a wholly owned subsidiary of Wizard Entertainment of which Mr. Shamus is the President, CEO and Chairman, to operate our conventions, and occupy offices leased by Wizard Entertainment, pursuant to an informal arrangement with Wizard Entertainment.  We plan to enter into a shared services agreement, the terms which are yet to be negotiated, to formalize these arrangements.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our Board and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a related-person transaction will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our shares of Common Stock, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our Board will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or stockholders of the Company was delinquent in any necessary filings under Section 16(a).

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended July 31, 2010, our Board did not meet. We did not hold an annual meeting in 2010.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board. Although our Board has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board.

We do not have a charter governing the nominating process. The members of our Board, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board recognizes that the leadership structure and combination or separation of the CEO and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board participates in the oversight of the process. The oversight responsibility of our Board is enabled by management reporting processes that are designed to provide visibility to the Board about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder Communications

Our Board does not currently provide a process for stockholders to send communications to our Board because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our shares of Common Stock. However, our new management may establish a process for stockholder communications in the future.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The table below sets forth the positions and compensation for each officer and director for the years ended July 30, 2010 and 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Totals ($)

Terry Fields Director	2010	0	0	0	0	0	0	0	0
	2009	0	0	0	0	0	0	0	0
Gareb Shamus President and CEO	2010	00	00	00	0	0	0	0	0

Employment Agreements

The Company has not entered into any employment agreements with our executive officers or other employees to date.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended July 31, 2010.

Outstanding Equity Awards at Fiscal Year End

No equity awards were made during the fiscal year ended July 31, 2010.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during, the fiscal year ended July 31, 2010.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended July 31, 2010.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended July 31, 2010.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our Board received any compensation for his services as a director during the fiscal year ended July 31, 2010.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2010 we did not have a standing compensation committee. Our Board was responsible for the functions that would otherwise be handled by the compensation committee. None of our executive officers received any compensation during the last fiscal year. Mr. Shamus is the managing member of Kicking the Can, L.L.C., our majority shareholder as of the consummation of the Share Exchange.  Mr. Shamus also currently serves as the President, CEO and Chairman of each of Wizard Entertainment and Wizard Conventions.  Except as set forth in the immediately preceding sentence, none of our executive officers has served on the Board or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, GoEnergy, Inc. has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 20, 2010	GoENERGY, INC.

	By:	/s/ Gareb Shamus
Gareb Shamus
President and CEO